TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Brasília, July 29, 2005.

To
CVM – COMISSÃO DE VALORES MOBILIÁRIOS
Rua Sete de Setembro, 111 / 2o andar
Rio de Janeiro - RJ
CEP: 20.159-900

Attention:	Mr. Alexandre Lopes de Almeida – Companies Supervision Manager
Mrs Elizabeth Lopez Rios Machado – Companies Relations Superintendent

Subject:	Oficio/CVM/SEP/GEA-2/N. 359/2005
(Official Letter / CVM / SEP / GEA-2 / N. 359 / 2005)

Dear Sirs,

In compliance with the request included in above-mentioned official letter, received by Tele Norte Celular Participações S.A. (“Company”) as of yesterday, the Company informs that, as a holding company, it has no commercial relation with the companies DNA Propaganda and SMP&B Comunicação Ltda and has not made any deposit into the banking accounts held by both advertising companies.

Existing advertisement agreements were executed with its controlled company Amazônia Celular S.A., under the form and terms informed to this autarchy in a letter sent on July 26, 2005.

Should you need further information, please do not hesitate to contact us.

Sincerely Yours,

Ricardo Del Guerra Perpetuo
CFO and Investor Relations Officer
Tele Norte Celular Participações S.A.